UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
(Commission File Number: 001-32221)

_________________________

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of registrant’s name into English)

_________________________

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

January 25, 2024

RELEVANT INFORMATION

GOL Linhas Aéreas Inteligentes S.A. INITIATES VOLUNTARY REORGANIZATION PROCEEDINGS

GOL Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) (NYSE: GOL and B3: GOLL4) announced today that GOL and its subsidiaries have initiated voluntary reorganization proceedings under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of New York and issued a press release in connection therewith, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

GOL and its filing subsidiaries and affiliates intend to continue to operate their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code during the pendency of the Chapter 11 process.

Signature

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By: /s/ Mario Tsuwei Liao

       Name: Mario Tsuwei Liao

       Title: Chief Financial and IR Officer

Exhibit Index

Exhibit No. Description

99.1	Press release dated January 25, 2024 – GOL Initiates Legal Financial Restructuring